                                                                    EXHIBIT 12.1

                      SMURFIT-STONE CONTAINER CORPORATION
  CALCULATION OF HISTORICAL RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                         (Dollar amounts in millions)



                                                               Six months
                                                             ended June 30,                Year Ended December 31,
                                                          ------------------  -------------------------------------------------
                                                            2000      1999    1999       1998       1997      1996         1995
                                                          -------   --------  ----       ----       ----      ----         ----
Income (loss) before income taxes, minority interest,
    extraordinary item and cumulative effect of
    accounting changes                                      154       (155)    339       (336)       (22)       132         372
Add (deduct):
    Undistributed (earnings) loss of owned affiliates        (6)        10      11         (1)         0          0           0
    Interest expense (a)                                    253        299     572        242        196        198         235
    Interest component of rental expense (c)                 20         20      39         17         12         12          12
                                                           ----       ----    ----       ----       ----       ----       -----
Earnings available for combined fixed charges and
    preferred stock dividends                               421        174     961        (78)       186        342         619
                                                           ====       ====    ====       ====       ====       ====       =====
Combined fixed charges and preferred stock dividends:
    Interest expense (a)                                    253        299     572        242        196        198         235
    Capitalized interest                                      2          1       4          2          5          3           3
    Interest component of rental expense (c)                 20         20      39         17         12         12          12
    Preferred stock dividend requirements of majority
        owned subsidiaries                                    7          4      13          1
                                                           ----       ----    ----       ----       ----       ----       -----
        Total combined fixed charges and preferred
            stock dividends                                 282        324     628        262        213        213         250
                                                           ====       ====    ====       ====       ====       ====       =====
Ratio of earnings to combined fixed charges and
    preferred stock dividends                              1.49        (b)    1.53        (b)        (b)       1.61        2.48
                                                           ====       ====    ====       ====       ====       ====       =====

(a) Interest expense includes amortization of debt issuance cost of $5 million for the six months ended June 30, 2000, $7 million for the six months ended June 30, 1999, $10 million in 1999, $8 million in 1998, $11 million in 1997, $13 million in 1996 and $14 million in 1995.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997 by $150 million, $340 million and $27 million, respectively.

(c) The interest component of rental expense was deemed to be one-fourth of lease rental expense.